January 30, 2007
Via EDGAR
Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vitria Technology, Inc.
Amended Preliminary Transaction Statement on Schedule 13E-3
File No. 5-58159
Filed January 12, 2007

Revised Preliminary Proxy Statement on Schedule 14A
File No. 0-27207
Filed January 12, 2007
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     On behalf of our client Vitria Technology, Inc. (“Vitria” or the “Company”), we have filed Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A on January 30, 2007 (the “Schedule 14A Amendment”) in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 25, 2007 with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on January 12, 2007 and the Company’s Amended Preliminary Transaction Statement on Schedule 13E-3 filed on January 12, 2007.
     We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined in this letter have the meanings given to them in the Schedule 14A Amendment.
1.	While we have received a copy of your request for confidential treatment, please note that every application for confidential treatment must be sent to the Office of the Secretary in an envelope marked “confidential,” which is separate from the envelope for any materials which are to be or have been filed publicly. See Rule 24b-2(b) of the Exchange Act. Please advise as to whether you have submitted your application to the Office of the Secretary. Please note that we must complete our review of your confidential treatment request, including confirmation that it has been received by the Office of the Secretary, prior to completion of our review of the Schedules 13E-3 and 14A.

The Company respectfully acknowledges the Staff’s comments and confirms that the request for confidential treatment has also been submitted to the Office of the Secretary.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
January 30, 2007
Page Two
2.	Please refer to prior comment 3. Please provide clearer disclosure as to the nature of the “certain benefits” available under the Key Employee Retention and Severance Plans. In addition, for each type of payment, please explain the reasons for not including the payments in the table.

Disclosure has been revised on page 4 of this Schedule 14A Amendment. As such amounts will only be paid upon a “covered termination” following a change of control as defined in the Key Employee Retention and Severance Plan and not automatically upon the closing of the proposed merger such amounts were excluded from the table.
     Please direct any further comments or questions concerning the Schedule 14A Amendment or this response letter to me at (650) 843-5059. Please direct any further facsimile communications to me at (650) 849-7400.
Sincerely,
Cooley Godward Kronish llp
/s/ John T. McKenna
John T. McKenna
Enclosures
Without Attachments:

cc:	M. Dale Skeen, Ph.D., Vitria Technology, Inc.
Michael D. Perry, Vitria Technology, Inc.
Eric C. Jensen, Esq., Cooley Godward Kronish LLP
Jennifer Fonner DiNucci, Esq., Cooley Godward Kronish LLP
David K. Michaels, Esq., Fenwick & West LLP